SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2013

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2013, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 12, 2013, entitled "REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2012".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 12, 2013

By: /s/ Themba Gwebu
    Name: Themba Gwebu
    Title: Company Secretary

Report to shareholders for the second quarter and six months ended 31 December 2012

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM
NYSE trading symbol: DRD • ("DRDGOLD" or "the Group")





GROUP RESULTS

KEY FEATURES FOR THE QUARTER

- Interim dividend declared of 14 cents per ordinary share
- Gold production up 9% to 39 031oz
- Gold revenue up 10% to R580.6 million
- Cash operating cost down 12% to US$1 017 per ounce
- Operating profit up 37% to R238.7 million
- Headline earnings per share up 25% to 25 cents per share

All figures used in this report represent continuing operations, unless specified otherwise.

REVIEW OF OPERATIONS

		Quarter Dec 2012	Quarter Sep 2012	% change	Quarter Dec 2011	6 months to 31 Dec 2012	6 months to 31 Dec 2011	% change	6 months to 30 Jun 2012
Gold production									
Continuing operations	oz	**39 031**	35 815	9	33 983	**74 846**	68 545	9	67 163
	kg	**1 214**	1 114	9	1 057	**2 328**	2 132	9	2 089
Discontinued operations	oz	**–**	–	–	29 676	**–**	58 676	–	37 969
	kg	**–**	–	–	923	**–**	1 825	–	1 181
Group	oz	**39 031**	35 815	9	63 659	**74 846**	127 221	(41)	105 132
	kg	**1 214**	1 114	9	1 980	**2 328**	3 957	(41)	3 270
Gold production sold									
Continuing operations	oz	**39 031**	37 905	3	33 983	**76 936**	70 506	9	64 913
	kg	**1 214**	1 179	3	1 057	**2 393**	2 193	9	2 019
Discontinued operations	oz	**–**	–	–	29 676	**–**	58 676	–	36 683
	kg	**–**	–	–	923	**–**	1 825	–	1 141
Group	oz	**39 031**	37 905	3	63 659	**76 936**	129 182	(40)	101 596
	kg	**1 214**	1 179	3	1 980	**2 393**	4 018	(40)	3 160
Cash operating costs									
Continuing operations	US$ per oz	**1 017**	1 151	(12)	1 010	**1 081**	1 076	–	1 116
	ZAR per kg	**284 425**	305 265	(7)	263 569	**294 397**	261 864	12	283 917
Discontinued operations	US$ per oz	**–**	–	–	1 245	**–**	1 372	–	1 454
	ZAR per kg	**–**	–	–	326 677	**–**	334 568	–	373 930
Group	US$ per oz	**1 017**	1 151	(12)	1 118	**1 081**	1 211	(11)	1 238
	ZAR per kg	**284 425**	305 265	(7)	292 988	**294 397**	295 396	–	316 426
Gold price received	US$ per oz	**1 714**	1 685	2	1 679	**1 699**	1 707	–	1 645
	ZAR per kg	**478 309**	446 783	7	437 316	**462 776**	416 141	11	421 586
Capital expenditure	US$ million	**11.9**	9.7	23	11.5	**21.6**	21.4	1	19.7
	ZAR million	**103.5**	79.6	30	84.4	**183.1**	162.3	13	156.8

MARKET CAPITALISATION

As at 31 December 2012	(ZARm)	2 543.5
As at 31 December 2012	(US$m)	292.9

As at 30 September 2012	(ZARm)	2 081.1
As at 30 September 2012	(US$m)	244.7

SHAREHOLDERS INFORMATION

Issued capital

385 383 767 ordinary no par value shares

6 205 559 treasury shares held within the group

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 389 315 124

STOCK TRADED

	JSE	NYSE*
Average volume for the quarter per day ('000)	715	569
% of issued stock traded (annualised)	48	39
Price • High	R7.05	$0.809
• Low	R5.30	$0.646
• Close	R6.60	$0.760

*This data represents per share data and not ADS data – one ADS reflects ten ordinary shares

Dear shareholder

Group operating and financial results for the quarter were satisfactory, reflecting a solid performance from Ergo.

As a consequence, we are delighted to announce an interim dividend of 14 cents per ordinary share.

A 37% increase in operating profit resulted from a 9% increase in gold production and a 7% increase in the average Rand gold price received during the quarter.

Headline earnings per share increased by 25% to 25 South African cents per share.

Ergo's new flotation/fine-grind project accounted for most of the R103.5 million capital expenditure for the quarter. It is expected that approximately R94.3 million will be spent on the flotation/fine-grind project over the next two quarters. A slight delay in the arrival of the mills from Canada is not expected to affect the attainment of full throughput by the end of the current financial year.

Detailed operational review

ERGO

Q2 2013 V Q1 2013

Gold production increased by 9% to 39 031oz due to an 8% rise in throughput to 6 066 000t. Yield was unchanged at 0.20g/t. The higher volume resulted from continuing stabilisation in the operation of the new Crown/Ergo pipeline.

Cash operating unit costs were 7% lower at R284 425/kg, reflecting the increase in gold production.

Operating profit rose by 37% to R238.7 million, a consequence both of higher gold production and a 7% increase in the average Rand gold price received to R478 309/kg.

Capital expenditure was 30% higher at R103.5 million. Most of this was incurred by the flotation/fine-grind project which is currently under development.

Q2 2013 V Q2 2012

Gold production for the quarter under review was 15% higher, up from 33 983oz recorded in the comparable quarter of FY2012. This reflected a 16% rise in throughput from 5 234 000t, a consequence of the Crown/Ergo pipeline coming into operation. Yield was steady at 0.20g/t.

Cash operating unit costs were up 8% from R263 569/kg, mainly attributable to annual increases in the cost of electricity, labour and consumables as well as the increase in volumes year-on-year. Operating profit was 26% higher, a result of both higher gold production and a 9% increase in the average Rand gold price.

Capital expenditure was up 23% from R84.4 million, reflecting development of the flotation/fine-grind project.

ZIMBABWE

Current indications point to underground mining potential at Leny, Ascot, KT and particularly John Bull. Underground mining is not in line with DRDGOLD's strategy, so these prospects will be packaged for disposal. We are currently finalising a feasibility study on the reclamation of gold tailings.

ERPM EXPLORATION UPDATE

We reported previously that we were working to unlock the value of ERPM, which has an inferred gold resource of approximately 21 million ounces. With the Cason Dump in the final stages of being removed, near-surface, underground ounces in this area have become accessible through ERPM's Cason Shaft. We have refurbished and re-commissioned the shaft at a cost of R12 million and completed the construction of a 6 000t/m plant at a cost of R13 million to provide near-term cash flows. We expect these to make ERPM self-sustaining, in order to support the cost of exploration required to add to value to the gold resource.

This asset is now held for sale and we will be appointing corporate advisors to assist in the process.

CORPORATE ACTIVITIES

During the quarter, DRDGOLD announced that three of its subsidiaries – collectively the Ergo Group – had entered into heads of agreement with the Trans-Caledon Tunnel Authority, aimed at laying a foundation for a self-sustaining solution to acid mine drainage in the Central Witwatersrand Basin. Details relating to these heads of agreement are contained in a DRDGOLD media release issued on 7 December 2012 and posted on the company's website at:
http://www.drd.co.za/investors-and-media/media-releases/2012/drdgold-and-tcta-agree-terms-on-acid-mine-drainage-12-07-2012

INTERIM DIVIDEND

The board has approved and declared an interim dividend of 14 SA cents per ordinary share (gross) in respect of the six months ending 31 December 2012.

The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a) (i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:

- the dividend has been declared out of income reserves;
- the local Dividends Tax rate is 15% (fifteen per cent);
- there are no Secondary Tax on Companies (STC) credits to be utilised;
- the gross local dividend amount is 14 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- the net local dividend amount is 11.9 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
- DRDGOLD currently has 385 383 767 ordinary shares in issue (which includes 6 205 559 treasury shares); and
- DRDGOLD's income tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

	2013
Last date to trade ordinary shares cum dividend	Friday, 8 March
Ordinary shares trade ex dividend	Monday, 11 March
Record date	Friday, 15 March
Payment date	Monday, 18 March

On payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to the shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 11 March 2013 and Friday 15 March 2013, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom registers will be Monday, 18 March 2013.
To holders of American Depository Shares

Each American Depository Share ("ADS") represents 10 ordinary shares

	2013
ADS trade ex dividend on NYSE	Wednesday, 13 March
Record date	Friday, 15 March
Approximate date of currency conversion	Friday, 22 March
Approximate payment date of dividend	Monday, 25 March

Assuming an exchange rate of R8.87/$1, the dividend payable on an ADS is equivalent to 13.42 US cents for shareholders liable to pay the Dividends Tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

LOOKING FORWARD

Our priority remains delivery on our FY2013 targets. In the second half, we will continue to focus on maintaining tonnage volumes to the plant and on completing the flotation/fine-grind circuit.

Niël Pretorius – Chief executive officer
12 February 2013

The condensed consolidated interim financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS) and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial Reporting applied to interim reporting and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2012.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter Dec 2012 Rm Unaudited	Quarter Sep 2012 Rm Unaudited	Quarter Dec 2011 Rm Unaudited	6 months to 31 Dec 2012 Rm Unaudited	6 months to 31 Dec 2011 Rm Unaudited	6 months to 30 Jun 2012 Rm Unaudited
Continuing operations						
Gold and silver revenue	**580.6**	526.8	462.8	**1 107.4**	912.4	851.8
Net operating costs	**(341.9)**	(353.1)	(274.1)	**(695.0)**	(567.2)	(574.8)
Cash operating costs	**(345.3)**	(340.1)	(278.6)	**(685.4)**	(558.3)	(593.1)
Movement in gold in process	**3.4**	(13.0)	4.5	**(9.6)**	(8.9)	18.3
Operating profit	**238.7**	173.7	188.7	**412.4**	345.2	277.0
Depreciation	**(33.9)**	(34.2)	(30.6)	**(68.1)**	(57.8)	(61.4)
Movement in provision for environmental rehabilitation	**(16.2)**	(10.0)	(6.0)	**(26.2)**	(13.1)	(46.4)
Retrenchment costs	**(0.6)**	–	–	**(0.6)**	–	–
Net operating profit	**188.0**	129.5	152.1	**317.5**	274.3	169.2
Impairments	**–**	–	–	**–**	–	(1.1)
Environmental rehabilitation costs	**(12.5)**	(17.2)	(9.3)	**(29.7)**	(23.8)	(23.5)
Corporate, administration and other expenses	**(36.0)**	(34.0)	(31.1)	**(70.0)**	(52.6)	(77.5)
Share-based payments	**(1.6)**	(0.3)	(1.3)	**(1.9)**	(1.7)	(1.4)
Net loss on financial liabilities measured at amortised cost	**–**	–	(6.8)	**–**	(7.1)	–
Profit/(loss) on disposal of assets	**0.1**	2.5	–	**2.6**	–	(9.6)
Finance income	**8.2**	33.6	5.4	**41.8**	10.8	13.7
Finance expenses	**(3.2)**	(4.0)	(1.5)	**(7.2)**	(6.0)	(2.7)
Profit before taxation	**143.0**	110.1	107.5	**253.1**	193.9	67.1
Income tax	**2.9**	9.9	(8.6)	**12.8**	(14.4)	(2.6)
Deferred tax	**(21.9)**	(26.7)	(25.8)	**(48.6)**	(60.4)	69.4
Profit after taxation	**124.0**	93.3	73.1	**217.3**	119.1	133.9
Discontinued operations						
Profit for the period from discontinued operations	**–**	–	92.0	**–**	129.1	5.4
Loss on sale of subsidiary	**–**	–	–	**–**	–	(10.5)
Net profit for the period	**124.0**	93.3	165.1	**217.3**	248.2	128.8
Attributable to:						
Equity owners of the parent	**93.0**	78.6	125.3	**171.6**	200.7	108.0
Non-controlling interest	**31.0**	14.7	39.8	**45.7**	47.5	20.8
	124.0	93.3	165.1	**217.3**	248.2	128.8
Other comprehensive income						
Foreign exchange translation and other	**0.5**	4.9	(0.6)	**5.4**	(3.2)	(0.8)
Net gain/(loss) on an available-for-sale financial asset	**–**	0.3	–	**0.3**	–	(6.7)
Mark-to-market of available-for-sale investments	**3.6**	(36.3)	–	**(32.7)**	–	19.2
Total comprehensive income for the period	**128.1**	62.2	164.5	**190.3**	245.0	140.5
Attributable to:						
Equity owners of the parent	**97.1**	47.5	124.7	**144.6**	197.5	120.7
Non-controlling interest	**31.0**	14.7	39.8	**45.7**	47.5	19.8
	128.1	62.2	164.5	**190.3**	245.0	140.5

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter Dec 2012 Rm Unaudited	Quarter Sep 2012 Rm Unaudited	Quarter Dec 2011 Rm Unaudited	6 months to 31 Dec 2012 Rm Unaudited	6 months to 31 Dec 2011 Rm Unaudited	6 months to 30 Jun 2012 Rm Unaudited
Reconciliation of headline earnings						
Net profit	**93.0**	78.6	125.3	**171.6**	200.7	108.0
Adjusted for						
– Impairments	**–**	–	–	**–**	–	1.1
– (Profit)/loss on disposal of assets	**(0.1)**	(2.5)	–	**(2.6)**	–	9.6
– Loss on sale of subsidiary	**–**	–	–	**–**	–	10.5
– Net gain on disposal of an available-for-sale financial asset	**–**	–	–	**–**	–	(6.7)
– Non-controlling interest in headline earnings adjustment	**0.1**	0.6	–	**0.7**	–	4.9
– Taxation thereon	**–**	0.5	–	**0.5**	–	1.7
Headline earnings	**93.0**	77.2	125.3	**170.2**	200.7	129.1
Headline earnings per share-cents						
– From continuing operations	**25**	20	15	**45**	27	33
– From total operations	**25**	20	33	**45**	52	34
Basic earnings per share-cents						
– From continuing operations	**25**	21	15	**45**	27	29
– From total operations	**25**	21	33	**45**	52	28
Diluted headline earnings per share-cents	**25**	20	33	**45**	52	34
Diluted basic earnings per share-cents	**25**	21	33	**45**	52	28
Calculated on the weighted average ordinary shares issued of :	**379 178 208**	379 178 208	385 173 763	**379 178 208**	385 029 071	384 348 721

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 Dec 2012 Rm Unaudited	As at 30 Sep 2012 Rm Unaudited	As at 31 Dec 2011 Rm Unaudited	As at 30 Jun 2012 Rm Reviewed
Assets					
Non-current assets		**2 105.6**	1 999.0	1 731.4	2 021.6
Property, plant and equipment		**1 767.9**	1 692.8	1 570.4	1 641.6
Non-current Investments and other assets		**141.7**	125.7	10.8	176.1
Environmental rehabilitation trust funds and investments		**182.0**	174.1	103.4	165.6
Deferred tax asset		**14.0**	6.4	46.8	38.3
Current assets		**664.8**	712.8	716.8	470.6
Inventories		**104.1**	91.8	89.7	105.8
Trade and other receivables		**162.3**	211.1	92.0	66.3
Cash and cash equivalents	1	**398.4**	409.9	320.9	298.5
Assets classified as held for sale		**–**	–	214.2	–
Total assets		**2 770.4**	2 711.8	2 448.2	2 492.2
Equity and Liabilities					
Equity		**1 755.2**	1 657.6	1 439.0	1 633.9
Equity of the owners of the parent		**1 482.8**	1 416.2	1 419.6	1 497.2
Non-controlling interest		**272.4**	241.4	19.4	136.7
Non-current liabilities		**778.1**	753.6	622.5	597.3
Loans and borrowings	2	**146.3**	166.0	–	–
Post-retirement and other employee benefits		**6.1**	6.1	5.8	6.0
Provision for environmental rehabilitation		**527.1**	513.8	456.2	504.3
Deferred tax liability		**98.6**	67.7	160.5	87.0
Current liabilities		**237.1**	300.6	386.7	261.0
Trade and other payables		**215.0**	269.8	209.1	230.3
Loans and borrowings	2	**22.1**	30.8	30.5	30.7
Liabilities classified as held for sale		**–**	–	147.1	–
Total equity and liabilities		**2 770.4**	2 711.8	2 448.2	2 492.2

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter Dec 2012 Rm Unaudited	Quarter Sep 2012 Rm Unaudited	Quarter Dec 2011 Rm Unaudited	6 months to 31 Dec 2012 Rm Unaudited	6 months to 31 Dec 2011 Rm Unaudited	6 months to 30 Jun 2012 Rm Unaudited
Balance at the beginning of the period	**1 657.6**	1 633.9	1 271.2	**1 633.9**	1 219.2	1 439.0
Share capital issued	**0.3**	(0.3)	1.8	**–**	1.8	(0.5)
– for share options exercised	**–**	–	1.8	**–**	1.8	–
– for costs	**0.3**	(0.3)	–	**–**	–	(0.5)
Increase in share-based payment reserve	**0.3**	0.3	1.5	**0.6**	1.9	2.2
Net profit attributable to equity owners of the parent	**93.0**	78.6	125.3	**171.6**	200.7	108.0
Net profit attributable to non-controlling interest	**31.0**	14.7	39.8	**45.7**	47.5	20.8
Disposal of subsidiary attributable to non-controlling interest	**–**	–	–	**–**	–	97.5
Dividends paid on ordinary share capital	**0.6**	(38.5)	–	**(37.9)**	(28.9)	–
Dividends paid to non-controlling interest	**(7.6)**	–	–	**(7.6)**	–	–
Treasury shares acquired	**–**	–	–	**–**	–	(44.8)
Fair value adjustment on available-for-sale investments	**3.6**	(36.3)	–	**(32.7)**	–	–
Share Option Scheme buy-out	**(24.1)**	–	–	**(24.1)**	–	–
Other comprehensive income	**0.5**	5.2	(0.6)	**5.7**	(3.2)	11.7
Balance as at the end of the period	**1 755.2**	1 657.6	1 439.0	**1 755.2**	1 439.0	1 633.9

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter Dec 2012 Rm Unaudited	Quarter Sep 2012 Rm Unaudited	Quarter Dec 2011 Rm Unaudited	6 months to 31 Dec 2012 Rm Unaudited	6 months to 31 Dec 2011 Rm Unaudited	6 months to 30 Jun 2012 Rm Unaudited
Net cash inflow from operations	**213.1**	32.0	243.9	**245.1**	361.8	257.7
Net cash outflow from investing activities	**(126.5)**	(85.3)	(89.2)	**(211.8)**	(172.3)	(239.3)
Net cash (out)/inflow from financing activities	**(98.1)**	164.7	(119.4)	**66.6**	(119.4)	(49.1)
Loans and other	**(53.8)**	164.7	(73.3)	**110.9**	(73.3)	(4.3)
Treasury shares acquired	**–**	–	–	**–**	–	(44.8)
Dividends paid to owners of the parent	**(38.5)**	–	(28.9)	**(38.5)**	(28.9)	–
Dividends paid to non-controlling interest holders	**(5.8)**	–	(17.2)	**(5.8)**	(17.2)	–
(Decrease)/Increase in cash and cash equivalents	**(11.5)**	111.4	35.3	**99.9**	70.1	(30.7)
Opening cash and cash equivalents	**409.9**	298.5	293.9	**298.5**	259.1	329.2
Closing cash and cash equivalents	**398.4**	409.9	329.2	**398.4**	329.2	298.5
Cash classified as assets held for sale included in the closing balance	**–**	–	8.3	**–**	8.3	–
Reconciliation of net cash inflow from operations						
Profit before taxation	**143.0**	110.1	107.5	**253.1**	193.9	67.1
Profit from discontinued operations	**–**	–	92.0	**–**	129.1	5.4
	143.0	110.1	199.5	**253.1**	323.0	72.5
Adjusted for:						
Movement in gold in process	**(3.4)**	13.0	(1.5)	**9.6**	13.4	(28.1)
Depreciation and impairment	**33.9**	34.2	31.7	**68.1**	59.5	62.5
Movement in provision for environmental rehabilitation	**16.2**	10.0	4.6	**26.2**	11.9	47.3
Share-based payments	**1.6**	0.3	1.5	**1.9**	1.9	2.2
Loss on financial liabilities measured at amortised cost	**–**	–	6.8	**–**	7.1	–
Profit on disposal of assets	**(0.1)**	(2.5)	–	**(2.6)**	–	9.6
Profit on disposal of subsidiaries and joint venture	**–**	–	–	**–**	–	–
Finance expense and unwinding of provisions	**0.3**	1.1	2.9	**1.4**	5.6	1.7
Growth in Environmental Trust Funds	**(1.3)**	(1.5)	(1.9)	**(2.8)**	(3.6)	(4.7)
Other non-cash items	**(3.4)**	(1.9)	(1.2)	**(5.3)**	(2.9)	(5.6)
Taxation paid	**3.0**	7.0	(8.5)	**10.0**	(8.5)	(8.8)
Working capital changes	**23.3**	(137.8)	10.0	**(114.5)**	(45.6)	109.1
Net cash inflow from operations	**213.1**	32.0	243.9	**245.1**	361.8	257.7

Notes to the financial statements

1. **Cash and cash equivalents**

   Included in cash and cash equivalents is restricted cash of R69.2 million.

2. **Loans and borrowings**

   Included in loans and borrowings is a Domestic Medium Term Note Programme (DMTN Programme) under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.081%) plus a margin ranging from 4% to 5% per annum.

KEY OPERATING AND FINANCIAL RESULTS (Unaudited)

Ore milled (t000) (metric) (imperial)	**Dec 2012 Qtr**	**6 066**	**6 687**
	Sep 2012 Qtr	5 598	6 170
	Dec 2012 Ytd	11 664	12 857
Yield (g/t)(oz/t)	**Dec 2012 Qtr**	**0.20**	**0.006**
	Sep 2012 Qtr	0.20	0.006
	Dec 2012 Ytd	0.20	0.006
Gold produced (kg)(oz)	**Dec 2012 Qtr**	**1 214**	**39 031**
	Sep 2012 Qtr	1 114	35 815
	Dec 2012 Ytd	2 328	74 846
Cash operating costs (ZAR/kg)(US$/oz)	**Dec 2012 Qtr**	**284 425**	**1 017**
	Sep 2012 Qtr	305 265	1 151
	Dec 2012 Ytd	294 397	1 081
Cash operating costs (ZAR/t)(US$/t)	**Dec 2012 Qtr**	**57**	**6**
	Sep 2012 Qtr	61	7
	Dec 2012 Ytd	59	6
Gold and Silver revenue (ZAR million)(US$ million)	**Dec 2012 Qtr**	**580.6**	**66.8**
	Sep 2012 Qtr	526.8	63.9
	Dec 2012 Ytd	1 107.4	130.7
Operating profit (ZAR million)(US$ million)	**Dec 2012 Qtr**	**238.7**	**27.6**
	Sep 2012 Qtr	173.7	21.1
	Dec 2012 Ytd	412.4	48.7
Capital expenditure (ZAR million)(US$ million)	**Dec 2012 Qtr**	**103.5**	**11.9**
	Sep 2012 Qtr	79.6	9.7
	Dec 2012 Ytd	183.1	21.6

There has been no material change to the technical information relating to, *inter alia*, the group's reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the company's annual report of 30 June 2012 and subsequent public announcements.

The technical information referred to in this report has been reviewed by Mr Vivian Labuschagne (PLATO), mineral resource manager, a full time employee of the company. He has approved this information in writing before the publication of this report.



CASH OPERATING COSTS RECONCILIATION

R million unless otherwise stated

Total cash costs	**Dec 2012 Qtr**	**393.2**
	Sep 2012 Qtr	406.0
	Dec 2012 Ytd	799.2
Movement in gold in process	**Dec 2012 Qtr**	**3.4**
	Sep 2012 Qtr	(13.0)
	Dec 2012 Ytd	(9.6)
Less: Assessment rates, rehabilitation and other	**Dec 2012 Qtr**	**22.5**
	Sep 2012 Qtr	33.6
	Dec 2012 Ytd	56.1
Less: Retrenchment costs	**Dec 2012 Qtr**	**0.6**
	Sep 2012 Qtr	–
	Dec 2012 Ytd	0.6
Less: Corporate and general administration costs	**Dec 2012 Qtr**	**28.2**
	Sep 2012 Qtr	19.3
	Dec 2012 Ytd	47.5
Cash operating costs	**Dec 2012 Qtr**	**345.3**
	Sep 2012 Qtr	340.1
	Dec 2012 Ytd	685.4
Gold produced (kg)	**Dec 2012 Qtr**	**1 214**
	Sep 2012 Qtr	1 114
	Dec 2012 Ytd	2 328
Total cash operating costs (R/kg)	**Dec 2012 Qtr**	**284 425**
	Sep 2012 Qtr	305 265
	Dec 2012 Ytd	294 397
Total cash operating costs (US$/oz)	**Dec 2012 Qtr**	**1 017**
	Sep 2012 Qtr	1 151
	Dec 2012 Ytd	1 081

DIRECTORS (*British)(**American)
Executives: DJ Pretorius *(Chief executive officer)*,
CC Barnes *(Chief financial officer)*
Independent non-executives: GC Campbell* *(Non-executive chairman)*,
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu

FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel: +27 (0)11 470 2600   Fax: +27 (0)11 470 2618
Web: http://www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa